Filed pursuant to Rule
424(b)(3)
File
No. 333-278477
APOLLO DEBT SOLUTIONS BDC
SUPPLEMENT NO. 6 DATED OCTOBER 1, 2026
TO THE PROSPECTUS DATED APRIL 16, 2026
This prospectus supplement (“
Supplement
”) is part of and should be read in conjunction with the prospectus of Apollo Debt Solutions BDC (the “
Company
”), dated April 16, 2026 (as supplemented to date, the “
Prospectus
”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purposes of this Supplement are:

•	To disclose the Company amended and restated its senior secured credit facility;

•	To update the Prospectus.
Credit Facility Amendment
On August 12, 2026, the Company amended and restated its senior secured, multi-currency, revolving credit facility (the “
Facility
”). The parties to the Facility include the Company, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.
The Facility provides for, among other things, (i) an extension of the final maturity date from August 12, 2030 to August 12, 2031, (ii) an increase of the total facility amount from $3.828 billion to $3.990 billion, (iii) removal of the credit spread adjustment applicable to borrowings denominated in Dollars, (iv) an increase of the accordion provision from $5.180 billion to $5.985 billion, and (v) a modification of the minimum shareholders’ equity test to remove the quarterly limitation on deducting only buybacks of equity interests of the Borrower issued in the same quarterly period and instead permit a 25% deduction of any equity interests of the Borrower bought back on or after July 1, 2026.
Borrowings under the Facility (and the incurrence of certain other permitted debt) continue to be subject to compliance with a Borrowing Base that applies different advance rates to different types of assets in the Company’s portfolio. The advance rate applicable to any specific type of asset in the Company’s portfolio depends on the relevant asset coverage ratio as of the date of determination. Borrowings under the Facility continue to be subject to the leverage restrictions contained in the Investment Company Act of 1940, as amended.
Terms used in the foregoing paragraphs have the meanings set forth in the Facility. The description above is only a summary of the material provisions of the Facility and does not purport to be complete and is qualified in its entirety by reference to the provisions in such Facility, which is attached as an exhibit to the registration statement of which this Prospectus is a part.

Updates to the Prospectus
The following replaces the paragraph under “New Jersey” in the “Suitability Standards” section of the Prospectus:
New Jersey
—New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $100,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly
traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs, and commodity pools (each, a “DIP Category”), but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of an investor’s liquid net worth. However, New Jersey investors who are accredited investors, as defined at N.J.S.A.
49:3-49(p),
may not invest more than ten percent (10%) of their liquid net worth in each DIP Category.
The following paragraph is added to the “Suitability Standards” section of the Prospectus:
Washington
—Washington investors must have (1) a minimum annual gross income of $100,000 and a minimum net worth of $100,000; or (2) a minimum net worth of $350,000. Washington investors must limit their aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing investment concentration limit.
The following replaces the suitability standards for New Jersey residents in “Appendix A: Form of Subscription Agreement”:
If I am a
New Jersey
resident, I have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $100,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly
traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs, and commodity pools (each, a “DIP Category”), but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of an investor’s liquid net worth. However, New Jersey investors who are accredited investors, as defined at N.J.S.A.
49:3-49(p),
may not invest more than ten percent (10%) of their liquid net worth in each DIP Category.
The following paragraph is added to the suitability standards section in “Appendix A: Form of Subscription Agreement”:
If I am a
Washington
resident, I have either (1) a minimum annual gross income of $100,000 and a minimum net worth of $100,000; or (2) a minimum net worth of $350,000. Washington investors must limit their aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing investment concentration limit.
The following is removed from to the “Description of Our Common Shares – Reports to Shareholders” section of the Prospectus:
The Fund’s portfolio holdings, as well as certain other portfolio characteristics and partial information concerning portfolio holdings as of month-end,
are available to shareholders at
www.apollo.com/ads-bdc.
The portfolio holdings and other information are generally posted within 20 business days after each month-end.
The Fund’s portfolio holdings will remain available at this website until the subsequent month-end
holdings have been posted. Such information should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference into this prospectus or the registration statement, or as forming the basis of the offering of the Common Shares. Complete portfolio holdings for the Fund will also be available to shareholders in our annual report on Form
10-K
and quarterly reports on Form
10-Q
filed with the SEC.

The following is added to the “Description of Our Common Shares – Reports to Shareholders” section of the Prospectus:
Because we do not offer Common Shares for purchase or redemption on a daily basis, we are not required to, nor do we, determine a daily NAV per share in accordance with the 1940 Act. We do, however, calculate an estimated daily price (“Daily Pricing”) for the Fund in accordance with our valuation policies and procedures, and such Daily Pricing is available on our website at
www.apollo.com/ads-bdc
.
Such information is not a part of this prospectus or the registration statement of which this prospectus is a part, is not incorporated by reference into this prospectus or the registration statement, and does not form the basis of the offering of the Common Shares
. You should not rely on the Daily Pricing in making any investment decision.
Information that becomes known to the Valuation Designee after Daily Pricing has been calculated and published on a particular day will not be used to retroactively adjust our published Daily Pricing. You are not able to transact in Common Shares on a daily basis and, as a result, you should consider the Daily Pricing that we publish for informational purposes only. You also should not rely on third-party reporting that uses our published Daily Pricing to calculate our performance. Our performance, based on our monthly NAV per share, will be provided in our reports to shareholders.
Daily Pricing is not a market-clearing price. It is provided solely for informational purposes. Daily Pricing does not constitute financial, tax, legal, or investment advice and is not an offer to redeem. Daily Pricing is not a measure of our performance and should not be used to assess intra-period returns.
The Fund’s portfolio holdings, as well as certain other portfolio characteristics and partial information concerning portfolio holdings as of month-end,
are also available at
www.apollo.com/ads-bdc.
Cash, cash equivalents and derivatives are excluded from displayed holdings. Accordingly, displayed holdings will not reconcile to, or equal, our Daily Pricing or month-end
NAV per share that is also published on our website, and should not be relied upon as a complete representation of our investment portfolio. The portfolio holdings and other information are generally posted within 20 business days after each month-end.
The Fund’s portfolio holdings will remain available at this website until the subsequent month-end
holdings have been posted.
Such information is not a part of this prospectus or the registration statement of which this prospectus is a part, is not incorporated by reference into this prospectus or the registration statement, and does not form the basis of the offering of the Common Shares
. Complete portfolio holdings for the Fund will also be available to shareholders in our annual report on Form
10-K
and quarterly reports on Form
10-Q
filed with the SEC.
See “Risk Factors–Risks Related to Our Business and Structure.”
The following replaces the “Determination of Net Asset Value” section of the Prospectus:
DETERMINATION OF NET ASSET VALUE
We expect to determine our net asset value (“NAV”) for each class of shares each month as of the last day of each calendar month. The NAV per share for each class of shares is determined by dividing the value of total assets attributable to the class minus the carrying value of liabilities attributable to the class by the total number of Common Shares outstanding of the class at the date as of which the determination is made.

The Board of Trustees has adopted procedures pursuant to which we value our investments (the “Valuation Policy and Procedures”). In accordance with the Valuation Policy and Procedures, our portfolio investments for which market quotations are readily available are valued at market value. Investments for which market quotations are not readily available or are deemed to be unreliable are valued at fair value as determined in good faith pursuant to Rule
2a-5
under the 1940 Act. As permitted by Rule
2a-5
under the 1940 Act, the Board has designated the Adviser as the Fund’s valuation designee (“Valuation Designee”) to perform fair value determinations relating to those portfolio investments that do not have readily available, or that have unreliable, market quotations. Even though the Board of Trustees designated the Adviser as “valuation designee,” the Board of Trustees continues to be responsible for overseeing the processes for determining fair valuation.
The valuation of our investments is performed in accordance with Rule
2a-5
under the 1940 Act and in conjunction with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), issued by the Financial Accounting Standards Board. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Valuation Designee. Unobservable inputs reflect the Valuation Designee’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

•	Level 1: Quoted prices in active markets for identical assets or liabilities, accessible at the measurement date.

•
Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

•	Level 3: Unobservable inputs for the asset or liability.
ASC 820 prioritizes the use of observable market prices from active markets over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a readily available market quotation for these investments existed, and these differences could be material.
Our exchange traded portfolio investments for which market quotations are readily available are valued at market value. Market value is generally determined on the basis of official exchange (e.g., NYSE or NASDAQ) closing prices or the last quoted trade price on the primary exchange or market (foreign or domestic) on which they are most actively traded (or at approximately 4:00 p.m. Eastern Time if a security’s primary exchange is normally open at that time). Our portfolio investments traded in the over-the-counter
market including, but not limited to, loans and bonds are valued on the basis of quotations obtained from independent pricing services, or where applicable, broker quotes. The Valuation Designee reviews market quotations against multiple sources and, where a quotation is determined not to reflect fair value, such differences are reviewed, and adjusted where applicable, in accordance with the Valuation Policy and Procedures.

Portfolio investments, such as directly originated assets, for which quotations are not provided by independent pricing se rv
ices or for which such quotations are deemed not to represent fair value are evaluated by the Valuation Designee utilizing independent third-party valuation firms and/or proprietary information to assist in determining fair value. Such portfolio investments are generally categorized as Level 3, consistent with ASC 820. The Valuation Designee has engaged multiple independent third-party valuation firms based on a review of each firm’s expertise and relevant experience in valuing certain investments. In each case, the independent valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations. In connection with our monthly NAV determination, such investments are generally valued utilizing a market approach, an income approach or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The valuation is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Valuation Designee may take into account in fair valuing our investments include, and in combination, as relevant: (i) available current market data, including relevant and applicable market trading and transaction comparables, (ii) applicable market yields and multiples, (iii) security covenants, (iv) seniority of investments in the investee company’s capital structure, (v) call protection provisions, (vi) information rights, (vii) the nature and realizable value of any collateral, (viii) the portfolio company’s ability to make payments, (ix) its earnings and discounted cash flows, (x) the markets in which the portfolio company does business, (xi) comparisons of financial ratios of public peer companies, (xii) merger and acquisition (“M&A”) comparables, (xiii) our principal market (as the reporting entity) and (xiv) enterprise values, among other factors.
After acquiring such investments, they may be held at cost for a period, generally up to a quarter, provided that no material change has since occurred in the issuer’s business, significant inputs or the relevant environment.
When an event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Valuation Designee, with assistance from third-party valuation firms as appropriate, evaluates whether such event impacts the valuation.
In addition to the process described above, the Adviser has developed a proprietary process to generate daily estimated fair values for certain Level 3 investments, in between receipt of valuation recommendations from third-party valuation firms, where applicable, including but not limited to directly originated loans and other privately negotiated credit instruments, corporate obligations, and other illiquid or thinly traded credit instruments. Such estimates represent a good faith estimate of fair value as of a specified date and time, derived primarily from internal models and inputs and including external inputs where available in a manner consistent with our Valuation Policy and Procedures and ASC 820. The methodology seeks to capture inputs considered by the Valuation Designee in the standard valuation process, including, as applicable, cash flows and deal economic assumptions, market data and benchmarks, and risk adjustments. Where the Valuation Designee determines it appropriate, inputs may be calibrated to observable market benchmarks, indices, or comparable publicly traded instruments, including current credit spreads and market yields. The daily valuation process captures price-discovery events and considers fair valuation recommendations provided by third-party valuation firms. The Adviser may use daily estimated fair values to adjust the carrying value of Level 3 investments in connection with NA
V de
termination. The Valuation Designee oversees this process.
A material portion of our portfolio consists of Level 3 assets, whose valuations rely on significant unobservable inputs and are subject to a higher degree of uncertainty, management judgment, and model risk than assets priced using observable market data. Determination of fair values involves subjective judgments and estimates not susceptible to substantiation by auditing procedures. Accordingly, under current auditing standards, the notes to our consolidated financial statements included elsewhere in this prospectus, refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our consolidated financial statements.

Our Board of Trustees oversees the valuation process of our portfolio investments no less frequently than quarterly and, no less frequently than annually, the adequacy of our Valuation Policy and Procedures and the effectiveness of their implementation.
Our most recently determined NAV per share for each class of Common Shares will be available on our website:
www.apollo.com/ads-bdc.
We report our NAV per share as of the last day of each month on our website within 20 business days of the last day of each month.
The following is added to the “Risk Factors – Risks Related to Our Business and Structure” section of the Prospectus:
The Adviser’s Proprietary Daily Valuation Estimates May Be Used in Determining Our Monthly NAV.
Between valuations received from independent third-party valuation firms, including at month-ends that do not coincide with a quarter-end, the Adviser may use its proprietary daily estimated fair values to adjust the carrying value of certain Level 3 investments in connection with our monthly NAV determination. Our monthly NAV per share is the price at which Common Shares are sold and repurchased. As a result, the monthly NAV at which you transact may reflect, in part, the Adviser’s internally generated estimates rather than contemporaneous valuations by independent third-party valuation firms or observable market prices, and may differ, possibly materially, from the value that such a third-party valuation or an actual sale of the investment would yield. These estimates rely on significant unobservable inputs and substantial management judgment, and the Adviser has a financial incentive, through management and performance-based fees calculated on the basis of NAV, in the values it produces. While the Valuation Designee maintains governance procedures intended to oversee this process, there can be no assurance that the resulting valuations will not differ from those that would have been determined by an independent third party.
There may be conflicts of interest in the Valuation Process.
The Adviser and its affiliates may have economic interests that are affected by the asset-level pricing it produces, including interests arising from management fees calculated on the basis of NAV, performance-based compensation and other fee arrangements. These interests may create an incentive for the Adviser to produce valuation information that differs from what an independent third party might determine. The Adviser has implemented internal valuation governance procedures, including oversight by a valuation committee, intended to mitigate these conflicts; however, there can be no assurance that such procedures will eliminate conflicts.
Our Investments in Level 3 Assets are Inherently Difficult to Value.
We invest significantly in securities and instruments for which there is no active public market, limited secondary market activity, or observable transaction prices. Unlike exchange-traded or market-priced securities, valuing such assets requires our Adviser, as “valuation designee,” to rely on significant unobservable inputs and to gather and assess investment-specific and market information and to make significant assumptions — regarding creditworthiness, future cash flows, discount rates, comparable transaction data, and prevailing market conditions — that involve substantial professional judgment and depend heavily on the selection of models and inputs. These assumptions may prove incorrect, different methodologies could produce materially different values, and actual disposition values may differ materially from carrying values. Investors have limited or no ability to independently verify Level 3 valuations, and the methodologies used by our Adviser may change over time, subject to notification to our Board of Trustees.

Daily Pricing Is Not a Measure of Our Performance.
Changes in Daily Pricing from one business day to the next does not constitute, and should not be interpreted as, a measure of the Fund’s performance. Daily Pricing is provided only for additional transparency as an estimated measure reflecting the Adviser’s good faith estimate of fair value as of a specified date. It is not derived from audited financials, official monthly/quarterly valuations or other calculations used for performance reporting purposes. You should refer to our reports to shareholders, factsheets and audited financial statements for any assessment of our performance. Reliance on Daily Pricing to draw conclusions about the Fund’s returns could be misleading and is not an intended use of this information. If you are seeking official Fund performance or audited valuations, you should refer to our shareholder reports and audited financial statements.
The Gap Between Daily Pricing and Official Monthly NAV may be Material.
Daily Pricing is not the Fund’s official net asset value and is not transactional. The Fund’s NAV is determined on a monthly basis in accordance with the Fund’s valuation policies and procedures. As a result, the Fund’s NAV may differ materially from Daily Pricing for any given period, and the NAV will govern for purposes of subscriptions, repurchases, and all other transactional purposes.
There is no assurance that the Fund’s investments could be sold, redeemed, or transferred at the prices reflected in Daily Pricing. Actual realized values may differ materially. Investors should not treat Daily Pricing as a guarantee or assurance of the proceeds that would be received upon redemption, liquidation, or disposition.